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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER
                            ------------------------
                           THE COLEMAN COMPANY, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                DELAWARE                                   1-988                                   13-3639257
    (STATE OR OTHER JURISDICTION OF               (COMMISSION FILE NUMBER)                       (IRS EMPLOYER
             INCORPORATION)                                                                   IDENTIFICATION NO.)

                            ------------------------

                          2111 EAST 37TH STREET NORTH
                             WICHITA, KANSAS 67219
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (316) 832-2700
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           THE COLEMAN COMPANY, INC.
                          2111 EAST 37TH STREET NORTH
                             WICHITA, KANSAS 67219
--------------------------------------------------------------------------------
             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
     SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER
--------------------------------------------------------------------------------

     This Information Statement is being mailed on or about March 18, 1998 to holders of record as of March 18, 1998 of shares of Common Stock, par value $.01 per share ('Company Common Stock' or 'Coleman Common Stock'), of The Coleman Company, Inc., a Delaware corporation (the 'Company' or 'Coleman'), in connection with (i) the election of persons designated by Sunbeam Corporation, a Delaware corporation ('Sunbeam'), as directors of the Company otherwise than at a meeting of the stockholders of the Company and (ii) the resignation of the current directors of the Company, in each case, pursuant to an Agreement and Plan of Merger, dated as of February 27, 1998 (the 'Holdings Merger Agreement'), among Sunbeam, Laser Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sunbeam ('LAC'), Coleman (Parent) Holdings Inc., a Delaware corporation ('Parent Holdings'), and CLN Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Parent Holdings ('CLN Holdings'). CLN Holdings is an indirect wholly owned subsidiary of Mafco Holdings Inc., a corporation wholly owned by Ronald O. Perelman ('Mafco'), and is the indirect beneficial owner of 44,067,520 shares of Company Common Stock, representing approximately 82.4% of the total number of outstanding shares.

     Pursuant to the Holdings Merger Agreement, LAC will be merged with CLN Holdings (the 'Holdings Merger'). In the Holdings Merger, all of the outstanding shares of capital stock of CLN Holdings will be converted into the right to receive (i) 14,099,749 fully paid nonassessable shares of common stock, par value $.01 per share, of Sunbeam ('Sunbeam Common Stock') and (ii) $159,956,756 in cash, without interest thereon. As a result of the Holdings Merger, CLN Holdings will become a wholly owned subsidiary of Sunbeam and Sunbeam will become the indirect owner of approximately 82.4% of the outstanding Company Common Stock.

     At the same time that it entered into the Holdings Merger Agreement, Sunbeam also entered into an Agreement and Plan of Merger, dated as of February 27, 1998 (the 'Company Merger Agreement'), with the Company and Camper Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sunbeam ('CAC'). Pursuant to the Company Merger Agreement, following the consummation of the Holdings Merger, CAC will be merged with the Company (the 'Company Merger'). In the Company Merger, each outstanding share of Company Common Stock (other than shares held indirectly by Sunbeam including through Coleman Worldwide Corporation ('Coleman Worldwide') and dissenting shares, if any) will be converted into the right to receive (i) 0.5677 of a share of Sunbeam Common Stock and (ii) $6.44 in cash, without interest thereon. Upon consummation of the Company Merger, the Company will become a wholly owned subsidiary of Sunbeam.

     Consummation of the Holdings Merger is subject to the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of certain other customary conditions.

It is currently anticipated that the Holdings Merger will be completed later this month or early next month. Consummation of the Company Merger is subject to the completion of the Holdings Merger and the filing of certain definitive documents required in connection therewith with the Securities and Exchange Commission. It is anticipated that the Company Merger will be consummated later this Spring. Neither the Holdings Merger nor the Company Merger is conditioned upon approval of Sunbeam's or the Company's stockholders.

     Additional information with respect to the Holdings Merger and the Company Merger and the shares of Sunbeam Common Stock to be received by the Company's stockholders in the Company Merger will be contained in an Information Statement and Prospectus to be mailed to all holders of Company Common Stock prior to the consummation of the Company Merger.

     Pursuant to the Holdings Merger Agreement, all current members of the Company's board of directors will remain as directors until the consummation of the Holdings Merger, at which time they will resign from their positions as directors of the Company, and up to six individuals designated by Sunbeam will become directors of the Company. Sunbeam has elected to designate five individuals to become directors of the Company (the 'Sunbeam Designees'), and information with respect to the Sunbeam Designees is set forth below.

     No action is required on the part of the stockholders of the Company in order to effect the election of the Sunbeam Designees. Nevertheless, Section 14(f) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), requires the mailing to the Company's stockholders of the information set forth in this Information Statement at least ten days prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders. As of March 3, 1998, there were 53,610,950 shares of Company Common Stock outstanding, the holders of which shares are entitled to cast one vote per share on all matters submitted to a vote of stockholders.

     The information contained in this Information Statement concerning the Sunbeam Designees and the information set forth in the section entitled 'Source and Amount of Funds for Change in Control' has been furnished to the Company by Sunbeam and the Company assumes no responsibility for such information. The principal executive offices of the Company are located at 2111 East 37th Street North, Wichita, Kansas 67219, and the principal executive offices of Sunbeam are located at 1615 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

          INFORMATION REGARDING DIRECTORS TO BE DESIGNATED BY SUNBEAM

     As described below, the Sunbeam Designees are officers and/or directors of Sunbeam. None of the Sunbeam Designees is a director of, or holds any position with, the Company, and none of the Sunbeam Designees owns any shares of Company Common Stock. The name, age, present principal occupation or employment and five-year employment history of each of the Sunbeam Designees are set forth below. Each Sunbeam Designee's term of office as a director of the Company will expire after a period of one year or at the time such Sunbeam Designee's successor is duly elected and shall have qualified. Unless otherwise indicated, the business address of each of the Sunbeam Designees is Sunbeam Corporation,

1615 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. Each of the Sunbeam Designees is a citizen of the United States.

     Albert J. Dunlap, age 60, has been Chairman and Chief Executive Officer of Sunbeam since July 18, 1996. From April 1994 to December 1995, he was Chairman and Chief Executive Officer of Scott Paper Company. From 1991 to 1993, Mr. Dunlap was the Managing Director and Chief Executive Officer of Consolidated Press Holdings Limited (an Australian media, chemicals and agricultural operation).

     Charles M. Elson, age 38, has been a Director of Sunbeam since his appointment to the Sunbeam Board of Directors on September 25, 1996. Mr. Elson has been a Professor of Law at Stetson University College of Law since 1990 and serves as Of Counsel to the law firm of Holland & Knight (since May 1995). He is also a Member of the American Law Institute and Advisory Council and Commission on Director Compensation and Director Professionalism of the National Association of Corporate Directors. Mr. Elson is a Trustee of Talledega College and a Salvatori Fellow of the Heritage Foundation. Mr. Elson has served as a Director of Circon Corporation (a medical manufacturer) since October, 1997. Mr. Elson's business address is Stetson University College of Law, 1401 61st Street South, St. Petersburg, Florida 33707.

     David C. Fannin, age 52, has been Executive Vice President, General Counsel and Secretary of Sunbeam since January 1994. From 1979 until 1993, Mr. Fannin was a partner in the law firm of Wyatt, Tarrant & Combs, Louisville, Kentucky.

     Russell A. Kersh, age 44, has been Vice Chairman and Chief Financial Officer of Sunbeam since February 1, 1998, and has been a Director of Sunbeam since his appointment on August 6, 1996. He served as Executive Vice President, Finance and Administration of Sunbeam from July 22, 1996 to January 1998. From June 1994 to December 1995 he was Executive Vice President, Finance and Administration of Scott Paper Company. Mr. Kersh served as Chief Operating Officer of Adidas America from January 1993 to May 1994.

     Peter A. Langerman, age 42, has been a Director of Sunbeam since 1990 and served as the Chairman of the Board of Directors of Sunbeam from May 22, 1996 until July 18, 1996. Since November 1996, Mr. Langerman has been Senior Vice President and Chief Operating Officer of Franklin Mutual Advisers, Inc., a registered investment advisor and a wholly owned subsidiary of Franklin Resources, Inc., a diversified financial services organization. Mr. Langerman was a Senior Vice President of Heine Securities Corporation, an investment advisory service company, from 1986 to November 1996, and a Vice President of Mutual Series Fund from 1988 until its acquisition by Franklin Resources, Inc. in 1996. He has been a Director of Franklin Mutual Series Fund, Inc. (previously Mutual Series Fund Inc.) since 1988 and a Director of Metallurg Inc. (a metals and related materials manufacturer) since 1997. Mr. Langerman's business address is Franklin Mutual Advisers, Inc., 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.


               INFORMATION REGARDING CURRENT DIRECTORS OF COLEMAN

     The name, age, present principal occupation or employment, five-year employment history, selected biographical information, and period of service as a director of the Company of each of the current directors of the Company are set forth below.

     Ronald O. Perelman, age 55, a director of the Company since 1989, has been Chairman of the Board and Chief Executive Officer of Mafco, MacAndrews & Forbes Holdings Inc. and various of its affiliates since 1980. Mr. Perelman is also Chairman of the Executive Committee of the Board of Consolidated Cigar Holdings Inc. ('Cigar Holdings'), M&F Worldwide Corporation, and Revlon, Inc. ('Revlon') and Chairman of the Board of Meridian Sports Incorporated ('Meridian'). Mr. Perelman is also a director of the following corporations which file reports pursuant to the Exchange Act: California Federal Bank, A Federal Savings Bank, CLN Holdings, Coleman Worldwide, Cigar Holdings, First Nationwide Holdings Inc., First Nationwide (Parent) Holdings Inc., Meridian, M&F Worldwide Corporation, Revlon Consumer Products Corporation ('Revlon Products'), Revlon, and REV Holdings Inc. ('REV Holdings'). (On December 27, 1996, Marvel Holdings Inc., Marvel (Parent) Holdings Inc. and Marvel Entertainment Group, Inc. ('Marvel'), of which Mr. Perelman was then a director, and Marvel III Holdings Inc., of which Mr. Perelman is a director, and several of the subsidiaries of Marvel filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)

     Donald G. Drapkin, age 50, a director of the Company since 1989, has been a director and Vice Chairman of MacAndrews & Forbes Holdings Inc. and various of its affiliates since 1987. Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom in New York for more than five years prior to 1987. Mr. Drapkin is also a director of the following corporations which file reports pursuant to the Exchange Act: Coleman Worldwide, The Cosmetic Center, Inc., Revlon Products, Revlon, Algos Pharmaceutical Corporation, Black Rock Asset Investors, Cardio Technologies, Inc., Genta, Inc., Playboy Enterprises, Inc., VIMRx Pharmaceuticals Inc., and Weider Nutrition International Inc. (On December 27, 1996, Marvel Holdings Inc., Marvel (Parent) Holdings Inc., and Marvel, of which Mr. Drapkin was a director, and several of their subsidiaries and Marvel III Holdings Inc., of which Mr. Drapkin is a director, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)

     Frank Gifford, age 67, has been a Director of the Company since 1997. Mr. Gifford has been a commentator with ABC Sports since 1997. (On December 27, 1996, Marvel, of which Mr. Gifford was a director, and several of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)

     Lawrence M. Jones, age 66, has been a director of the Company since 1989. Mr. Jones was Chairman and Chief Executive Officer of the Company from October 1990 to December 1993 and has been associated with the Company for more than 36 years, including serving as President and Chief Executive Officer from July 1989 to September 1990. Prior to rejoining the Company in 1989, Mr. Jones was Vice Chairman and Chief Financial Officer of Fleming Companies, Inc. (distributor of food products, health and beauty items) from December 1987 to June 1989. Mr. Jones presently serves as a director of Union Pacific Resources, and was a director of Fourth Financial Corporation until January 1996, of Fleming Companies, Inc. until December 1996, and of Prince Sports Group, Inc. until March 1997. Mr. Jones also served as Chairman of Rollerblade, Inc. from February 1996 to April 1997.

     Ann D. Jordan, age 63, has been a director of the Company since June 1997. Ms. Jordan is a consultant and a director of Johnson & Johnson, Automatic Data Processing, Inc., The Travelers Corporation, and Salant Corporation. Ms. Jordan also serves on the Board of Directors of the National Symphony Orchestra, Sloan

Kettering Memorial Medical Center, Child Welfare League, Sasha Bruce Youthworks, University of Chicago, Spellman College, The John F. Kennedy Center for the Performing Arts and the SEC Consumer Affairs Advisory Commission. She was formerly a Field Work Associate Professor at the School of Social Service Administration of the University of Chicago and served as Director of the Department of Social Services for the University of Chicago Medical Center.

     Jerry W. Levin, age 53, has been Chairman and Chief Executive Officer of the Company since February 1997, and a past Chairman of the Company from 1989 to 1991, and a director since 1989. Mr. Levin has been Chairman of the Board of Revlon and of Revlon Products since their respective formations in 1992 and Chairman of the Board of The Cosmetic Center, Inc., since April 1997. Mr. Levin served as Chief Executive Officer of Revlon and of Revlon Products from 1992 until January 1997, and President of Revlon and of Revlon Products from their respective formations in 1992 to November 1995. Mr. Levin has been Executive Vice President of MacAndrews & Forbes Holdings Inc. since March 1989. For 15 years prior to joining MacAndrews & Forbes Holdings Inc. he held various senior positions with The Pillsbury Company ('Pillsbury'). Mr. Levin is also a director of the following corporations which file reports pursuant to the Exchange Act:
Coleman Worldwide, The Cosmetic Center, Inc., Ecolab Inc., U.S. Bancorp Inc., Meridian, Revlon, Revlon Products, and REV Holdings.

     John A. Moran, age 65, has been a director of the Company since July 1996. Mr. Moran currently serves as Chairman of Rutherford-Moran Oil Corporation. From 1967, Mr. Moran was affiliated with Dyson-Kissner-Moran Corporation, a private holding company, serving in various executive positions including Chairman of the Board, President and Chief Executive Officer, and Executive Vice President. He is a director of Bessemer Securities Corporation. He is a member and former Chairman of the National Advisory Council of the University of Utah, as well as a member of World Presidents Organization, the Chief Executives Organization and The Foreign Policy Association. He is a former director of the United Nations Association and trustee of the Brooklyn Museum.

     James D. Robinson, age 62, has been a director of the Company since June 1997. Mr. Robinson is Chairman and Chief Executive Officer of RRE Investors, LLC, a private venture investment firm, and Chairman of Violy, Byorum & Partners Holdings, LLC, a private firm specializing in financial advisory and investment banking activities in Latin America. He previously served as Chairman, and Chief Executive Officer of the American Express Company from 1977 to 1993. Mr. Robinson is a Director of Bristol-Myers Squibb Company, Cambridge Technology Partners, Inc., The Coca-Cola Company, First Data Corporation and Union Pacific Corporation.


     Bruce Slovin, age 62, a director of the Company since 1993, has been President of MacAndrews & Forbes Holdings Inc., and various of its affiliates since 1980. Mr. Slovin is also a director of the following corporations which file reports pursuant to the Exchange Act: Cantel Industries, Inc., Coleman Worldwide, Continental Health Affiliates, Inc., Infu-tech, Inc., Meridian and M&F Worldwide Corporation.

     William H. Spoor, age 75, has been a director of the Company since May 1992. Mr. Spoor retired in September 1985 as Chairman and Chief Executive Officer of Pillsbury after 14 years in that position and 36 years with Pillsbury. He returned to Pillsbury as Chairman of the Executive Committee in September 1987, and resumed as Chairman, Chief Executive Officer and President of Pillsbury in March 1988, from which he retired in August 1988. Mr. Spoor now serves as Chairman Emeritus of Pillsbury and is in the business of personal investments. He is a director of L & L Holdings and Inner City Tennis.

                     BOARD OF DIRECTORS AND ITS COMMITTEES

     During 1997, the Board of Directors of Coleman met five times. The average attendance of all directors at Board and Committee meetings during 1997 was 95%. During 1997, Mr. Hammes, former Chief Executive Officer of the Company, missed the one board meeting held while he was still a director.

     The Committees established by the Board to assist it in the discharge of its responsibilities are the Executive Committee, the Audit Committee, and the Management Compensation and Stock Option Committee, all of which are described below. The Company does not have a Nominating Committee.

     The Executive Committee consists of four members, Messrs. Perelman, Drapkin, Levin, and Slovin. The Executive Committee is authorized and empowered to act on behalf of and in place of the Board of Directors to exercise all the power and authority of the Board of Directors consistent with the Certificate of Incorporation and By-laws of the Company and the General Corporation Law of the State of Delaware. The Executive Committee took action by unanimous written consent seven times during 1997 and did not meet during 1997.

     The Audit Committee consists of three members, Messrs. Moran, Jones, and Spoor, all of whom are directors who are not receiving compensation as employees of the Company or its affiliates. The Audit Committee provides assistance to the Board in fulfilling its responsibilities to the stockholders, potential stockholders, and the investment community relating to corporate accounting and reporting practices, and the quality and integrity of the financial reports. In carrying out these responsibilities, the Audit Committee reviews and recommends the selection of the Company's independent public accountants to the Board, meets with the independent public accountants and management to review proposed audits, reviews adequacy and effectiveness of accounting and financial controls of the Company, and gives recommendations for the improvement of such internal control procedures. The Audit Committee met five times during 1997.


     The Management Compensation and Stock Option Committee (the 'Compensation Committee') consists of four members, Ms. Jordan and Messrs. Robinson, Drapkin, and Slovin, none of whom is an officer or employee of the Company and each of whom is ineligible to participate in any of the Company's executive compensation plans. The Compensation Committee's responsibilities include approving compensation policies and determining compensation for all of the Company's Board-elected officers, except junior officers; determining the eligibility of participants and the amount of all stock options and/or stock appreciation rights granted to any employee of the Company pursuant to the terms of the Company's stock option plans, as well as administering and interpreting those plans; and administering and overseeing The Coleman Company, Inc. Executive Annual Incentive Plan (the 'Incentive Plan'). The Compensation Committee took action by unanimous written consent four times and met seven times during 1997.

                           COMPENSATION OF DIRECTORS

     Directors who are not currently receiving compensation as employees of the Company or any of its affiliates are paid an annual retainer fee of $25,000 and are reimbursed for reasonable out-of-pocket expenses incurred in connection with Company business. In addition, such directors receive a fee of $1,000 for each meeting of the Board of Directors or any committee meetings they attend.

                       EXECUTIVE OFFICERS AND MANAGEMENT

     The following table sets forth as of the date hereof the executive officers of the Company.

NAME                                  POSITION
----                                  --------
Jerry W. Levin......................  Chairman and Chief Executive Officer

Mark Goldman........................  Executive Vice President (Chairman--Eastpak)

Patrick McEvoy......................  Executive Vice President (President--Coleman Safety & Security Products)

Joseph P. Page......................  Executive Vice President and Chief Financial Officer

David A. Ramon......................  Executive Vice President (President--Outdoor Recreation Group)

Paul E. Shapiro.....................  Executive Vice President and General Counsel

David K. Stearns....................  Executive Vice President (President--Coleman Powermate)

James L. Rasmus.....................  Senior Vice President--Human Resources

Karen Clark.........................  Vice President--Finance

     The following sets forth the age, position with the Company, and selected biographical information for the executive officers of the Company who are not directors.

     Mark Goldman, age 43, has been Executive Vice President since April 1995 and President of Eastpak since 1978. He joined Eastpak in 1976.

     Patrick McEvoy, age 47, has been Executive Vice President since March 1996 and President of Coleman Safety & Security Products, Inc. since January 1996. He joined Coleman in April 1994 as the Senior Vice President of Product Development and Operations for the Company's North American Recreation business unit. Prior to joining Coleman, he served as Vice President of Black & Decker Corporation from 1990 to 1994, and Vice President for the Chrysler Corporation from 1988 to 1990.

     Joseph P. Page, age 44, joined the Company in August 1997 as Executive Vice President and Chief Financial Officer. Since December 1993, Mr. Page has served as Executive Vice President and Chief Financial Officer of Andrews Group Incorporated ('Andrews Group'). From December 1993 through January 1997, Mr. Page was Executive Vice President and Chief Financial Officer of New World Communications Group. Prior to his employment with Andrews Group, Mr. Page was a partner in the accounting firm of Price Waterhouse for more than five years.

     David A. Ramon, age 42, has been Executive Vice President since May 1997. Prior to joining the Company, Mr. Ramon was a Director, President, and Chief Operating Officer for New World Television Incorporated from 1995 to 1997, and Executive Vice President and Chief Financial Officer for Gillett Holdings, Inc. from 1985 to 1994.

     Paul E. Shapiro, age 56, has been Executive Vice President and General Counsel of the Company since July 1997. Mr. Shapiro has been an Executive Vice President of Andrews Group since 1994, and from January 1994 to June 1997, served as the Executive Vice President and General Counsel of Marvel. Prior to January 1994, Mr. Shapiro was a shareholder in the law firm of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quental from 1991 to 1993, and is currently Of Counsel to that firm. Mr. Shapiro is a director of Toll Brothers, Inc. (On December 27, 1996, Marvel, of which Mr. Shapiro was an executive officer and director, and several of subsidiaries of Marvel, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)

     David K. Stearns, age 50, has been Executive Vice President since January 1995, and Senior Vice President--Marketing from October 1991 to January 1995. He joined the Company in 1976 and has served in various positions, including Vice President/General Manager--Import Division from 1985 to 1990.

     James L. Rasmus, age 45, joined the Company in April 1997 as Senior Vice President--Human Resources. Prior to joining Coleman, Mr. Rasmus was the Executive Project Director, Shared Services for Tenneco. He has also held senior human resource positions with Case Corporation, United Technologies and Xerox Corporation.


     Karen Clark, age 37, has been Vice President--Finance since July 1997. Prior to joining Coleman, Ms. Clark served as Corporate Controller for Precision Castparts Corp. from 1994 to 1997. She was also Manager--Corporate Planning for Tektronix from 1990 to 1994. Ms. Clark is a member of the Financial Executives Institute and the American Institute of Certified Public Accountants.

     All of the executive officers serve at the pleasure of the Board.

                           SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning annual, long term and other compensation of the Company's Chief Executive Officer and the next four most highly-compensated executive officers, and three of its former executive officers.

                                                                                                LONG TERM
                                                                                              COMPENSATION
                                                                                  -------------------------------------
                                                  ANNUAL COMPENSATION               AWARDS              PAYOUTS
                                          ------------------------------------    ----------    -----------------------
                                                                                  SECURITIES
                                                                  OTHER ANNUAL    UNDERLYING     LTIP       ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR     SALARY      BONUS      COMPENSATION     OPTIONS      PAYOUTS    COMPENSATION
-------------------------------   ----    --------    --------    ------------    ----------    -------    ------------
Jerry W. Levin (1) ............   1997    $300,000    $300,000      $  2,567        500,000        0        $        0
  Chairman and Chief Executive
    Officer
David A. Ramon (2) ............   1997     400,000     125,000         2,912        100,000        0                 0
  Executive Vice President
Mark Goldman (3) ..............   1997     250,000           0         6,300         40,000        0             4,230
  Executive Vice President        1996     250,000           0             0              0        0             4,270
                                  1995     250,000           0             0         20,000        0             4,492
David K. Stearns (4) ..........   1997     240,000     134,844       105,930         20,000        0             6,212
  Executive Vice President        1996     222,500           0        16,899         25,000        0             4,455
                                  1995     189,996     159,425       121,880         40,000        0             3,877
Patrick McEvoy (5) ............   1997     200,000           0        72,675              0        0             4,064
  Executive Vice President        1996     200,000           0       190,114         15,000        0             3,717
                                  1995     190,000     159,290        38,305         20,000        0               794
Michael N. Hammes (6) .........   1997     116,668           0        27,441              0        0         1,212,035
  Former Chief Executive          1996     625,000           0             0         80,000        0             3,270
  Officer                         1995     600,000     891,103       163,590        100,000        0             3,117
Frederik van den Bergh (7) ....   1997     250,000           0        22,769         10,000        0           641,409
  Former Executive Vice           1996     333,333     233,333       204,266        130,000        0             2,124
    President
Steven Kaplan (8) .............   1997     186,666     180,666         1,713         10,000        0           175,686
  Former Executive Vice           1996     116,667      50,000        31,592        125,000        0               501
    President

------------------

     (1) 'Bonus' in 1997 includes $300,000 paid in January 1998 for 1997 performance. 'Other Annual Compensation' in 1997 includes $2,567 for Company-paid parking expenses.

     (2) 'Bonus' in 1997 includes $125,000 paid in March 1998 for 1997 performance. 'Other Annual Compensation' in 1997 includes Company-paid expense of $2,912 related to relocation.


     (3) 'Other Annual Compensation' in 1997 includes $6,300 for car allowance. 'All Other Compensation' in 1997 includes $3,230 for the Company's 401(k) match and $1,000 for premiums paid for term life insurance.

     (4) 'Bonus' in 1997 includes $60,000 bonus paid for relocation during 1997, and $74,844 paid in March 1998 for 1997 performance. 'Other Annual Compensation' includes (i) for 1997, $82,500 ordinary income realized upon the exercise/sale of certain stock options during 1997, $4,284 interest differential housing allowance, $8,700 car allowance, $5,455 relocation expenses and $4,991 tax gross-up thereon, (ii) for 1996, $10,155 for interest differential housing allowance, $3,844 for personal use of Company vehicle, $2,900 for car allowance, and (iii) for 1995, includes $113,561 for relocation costs. 'All Other Compensation' includes (i) for 1997, $3,230 and $2,982, respectively, for the Company's 401(k) match and premiums paid for term life insurance, (ii) for 1996, $3,164 and $1,291, respectively, for the Company's 401(k) match and premiums paid for term life insurance, and (iii) for 1995, $3,077 and $800, respectively, for the Company's 401(k) match and premiums paid for term life insurance.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

     (5) 'Bonus' for 1995 includes $159,290 paid in February 1996 for 1995 performance. 'Other Annual Compensation' includes (i) for 1997, $42,222 forgiveness of a loan, $21,753 interest differential housing allowance, $8,700 car allowance, (ii) for 1996, $141,376 reimbursement of capital loss due to relocation ($45,877 of which is a tax gross-up), $20,844 for other payments related to relocation ($3,510 of which is a tax gross-up), $19,194 interest differential housing allowance, $8,700 car allowance, and (iii) for 1995, $25,513 (which includes a $4,402 tax gross-up) related to the forgiveness of a loan, $8,700 car allowance, and $4,092 related to various gifts ($1,410 of which is a tax gross-up on the gifts). 'All Other Compensation' includes (i) for 1997, $3,230 and $834, respectively, for the Company's 401(k) match and premiums paid for term life insurance, (ii) for 1996, $3,183 and $534, respectively, for the Company's 401(k) match and premiums paid for term life insurance, and (iii) for 1995, $0 and $794, respectively, for the Company's 401(k) match and premiums paid for term life insurance.

     (6) Mr. Hammes ceased to be an employee of the Company in February 1997. 'Bonus' includes $591,103 paid in February 1996 for 1995 performance pursuant to a predecessor incentive plan and a $300,000 special bonus paid in 1995 pursuant to Mr. Hammes' employment agreement. 'Other Annual Compensation' includes (i) for 1997, $13,663 for personal use of a Company vehicle, $10,853 for relocation costs ($4,912 of which is a tax gross-up), and $2,925 interest differential housing allowance, and (ii) for 1995, $137,703 for relocation costs. 'All Other Compensation' includes (i) for 1997, $2,380 and $0, respectively, for the Company's 401(k) match and premiums paid for term life insurance, and $1,209,655 for termination of employment payments including but not limited to severance payments, lump sum payments, and the value of benefits received pursuant to a severance agreement entered into with Mr. Hammes as of February 28, 1997 (see 'Employment Agreements and Termination of Employment Arrangements'), (ii) for

1996, $3,230 and $40, respectively, for the Company's 401(k) match and premiums paid for term life insurance and (iii) for 1995, $3,077 and $40, respectively, for the Company's 401(k) match and premiums paid for term life insurance.

     (7) Mr. van den Bergh ceased to be an employee of the Company in June 1997. 'Bonus' for 1996 includes $233,333 guaranteed incentive payment made in 1996 pursuant to Mr. van den Bergh's employment agreement. 'Other Annual Compensation' includes (i) for 1997, $9,630 for Company vehicle expenses, $5,493 for tax preparation expenses, $6,822 for housing allowance, and $824 for representation allowance, and (ii) for 1996, includes a $153,100 payment made to Mr. van den Bergh to compensate him for the loss of stock option price appreciation upon leaving his former employer. 'All Other Compensation' includes
(i) for 1997, $641,409 for termination of employment payments including, but not limited to, severance payments, lump sum payments, and the value of benefits received pursuant to a severance agreement entered into with Mr. van den Bergh as of June 30, 1997 (see 'Employment Agreements and Termination of Employment Arrangements'), and (ii) for 1996, $2,124 for premiums paid for term life insurance.

     (8) Mr. Kaplan ceased to be an employee of the Company in October 1997. 'Bonus' includes (i) for 1997, $130,666 guaranteed incentive and $50,000 (final installment) signing bonus payments made in 1997 pursuant to Mr. Kaplan's employment agreement and (ii) for 1996, $50,000 payment made during 1996 for first installment of signing bonus pursuant to Mr. Kaplan's employment agreement. 'Other Annual Compensation' includes (i) for 1997, $1,416 for the personal use of a Company car, and $297 for relocation costs, and (ii) for 1996, $31,592 for relocation costs ($14,103 of which is a tax gross-up). 'All Other Compensation' includes (i) for 1997, $174,812 for payments including, but not limited to, severance payments, lump sum payments and value of benefits received pursuant to a termination agreement entered into with Mr. Kaplan as of August 31, 1997 (see 'Employment Agreements and Termination of Employment Arrangements'), and $874 for premiums paid for term life insurance and (ii) for 1996, $501 for premiums paid for term life insurance.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning individual grants of stock options during 1997 to the Company's Chief Executive Officer and the next four most highly-compensated executive officers, and three of its former executive officers. Pursuant to the Company Merger Agreement, each outstanding option to acquire Company Common Stock will vest and become exercisable at the effective time of the Holdings Merger and, to the extent not exercised prior to the effective time of the Company Merger, will be converted into the right to receive cash in an amount equal to the excess, if any, of $27.50 over the per share exercise price of such option.

                                                                     % OF
                                                                 TOTAL OPTIONS
                                                                  GRANTED TO
                                                                   EMPLOYEES                  EXPIRATION    GRANT DATE
                                                      OPTIONS      IN FISCAL      EXERCISE     DATE OF       PRESENT
NAME                                                  GRANTED        YEAR          PRICE       OPTIONS       VALUE(7)
---------------------------------------------------   -------    -------------    --------    ----------    ----------
Jerry W. Levin (1).................................   200,000         9.27%       $  12.25     02/11/07     $1,257,120
                                                      300,000        13.91           14.00     04/15/07      2,150,835
David A. Ramon (2).................................    62,500         2.89           12.25     02/11/07        392,850
                                                       37,500         1.73          16.875     05/13/07        334,558
Mark Goldman (3)...................................    20,000          .92           15.00     02/12/07        100,422
                                                       20,000          .92          16.125     12/17/07        160,930
David K. Stearns (4)...............................    20,000          .92          16.125     12/17/07        158,532
Patrick McEvoy.....................................         0            0               0            0              0
Michael N. Hammes..................................         0            0               0            0              0
Frederik van den Bergh (5).........................    10,000          .46           14.00     04/15/07         67,527
Steven F. Kaplan (6)...............................    10,000          .46           14.00     04/15/07         67,527

------------------
(1) Mr. Levin's options were granted on February 11, 1997 and April 15, 1997, respectively. The February 11, 1997 and 200,000 of the April 15, 1997 options were granted pursuant to the 1996 Stock Option Plan. The remainder of the April 15, 1997 option was granted pursuant to the 1993 Stock Option Plan. The options are exercisable in installments of 50%. The earlier option vested on April 15, 1997 and December 31, 1997. The later option vested on April 15, 1997 and is scheduled to vest again on April 15, 1998.

(2) Mr. Ramon's options were granted on February 11, 1997 and May 13, 1997, respectively. The February 11, 1997 and May 13, 1997 options were granted pursuant to the 1996 Stock Option Plan. The options are exercisable in installments of 50%. The earlier option vested on April 15, 1997 and December 31, 1997. The later option vested on May 13, 1997 and December 31, 1997.

(3) Mr. Goldman's options were granted on February 12, 1997 and December 17, 1997, respectively. The February 12, 1997 option was granted pursuant to the

    1996 Stock Option Plan and the December 17, 1997 option was granted pursuant to the 1993 Stock Option Plan. The February 12, 1997 option is exercisable in installments of 33%, 33%, and 34%. This option is scheduled to vest on February 12, 2000, February 12, 2001, and February 12, 2002, respectively. The December 17, 1997 option is exercisable in installments of 50%. This option is scheduled to vest on June 17, 1998 and December 17, 1998.

(4) Mr. Stearn's options were granted on December 17, 1997 pursuant to the 1996 Stock Option Plan. The option becomes exercisable in installments of 25%. The option is scheduled to vest on December 17, 1998, December 17, 1999, December 17, 2000, and December 17, 2001, respectively.

(5) Mr. van den Bergh's options were granted on April 15, 1997 pursuant to the 1996 Stock Option Plan. Pursuant to an agreement entered into with Mr. van den Bergh as of June 30, 1997, Mr. van den Bergh's options expired unexercised.

(6) Mr. Kaplan's options were granted on April 15, 1997 pursuant to the 1996 Stock Option Plan. Pursuant to an agreement entered into with Mr. Kaplan as of August 31, 1997, Mr. Kaplan's options expired unexercised.

(7) The grant date present values were estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: risk-free interest rates from 5.84% to 6.89%, dividend yield of 0%, volatility of the expected market price of Company Common Stock from 27.25% to 35.43%, and a weighted-average expected life of the options from 4.5 to 8.5 years.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth aggregated option exercises in the last fiscal year and fiscal year-end option values for the Company's Chief Executive Officer and the next four most highly-compensated executive officers, and three of its former executive officers.

                                                                                                           VALUE OF
                                                                                       NUMBER OF          UNEXERCISED
                                                                                      UNEXERCISED        IN-THE-MONEY
                                                       SHARES                         OPTIONS AT          OPTIONS AT
                                                      ACQUIRED                        FY-END (#)          FY-END ($)
                                                         ON            VALUE         EXERCISABLE/        EXERCISABLE/
NAME                                                EXERCISE (#)    REALIZED ($)     UNEXERCISABLE     UNEXERCISABLE (1)
-------------------------------------------------   ------------    ------------     -------------     -----------------
Jerry W. Levin...................................            0               0             350,000/       $ 1,071,875/
                                                                                           150,000            309,375
David A. Ramon...................................            0               0             100,000/           238,281/
                                                                                                 0                  0
Mark Goldman.....................................            0               0                   0/                 0/
                                                                                            60,000             21,250
David K. Stearns.................................       15,000        $ 82,500              28,720/            41,790/
                                                                                           110,280             46,253
Patrick McEvoy...................................            0               0              21,900/            35,989/
                                                                                            63,100             39,923
Michael N. Hammes................................            0               0                   0/                 0/
                                                                                           580,000(2)               0
Frederik van den Bergh...........................            0               0                   0/                 0/
                                                                                           130,000(3)               0
Steven F. Kaplan.................................            0               0                   0/                 0/
                                                                                           135,000(4)               0

------------------
(1) Market closing price of $16.0625 per share on December 31, 1997 was used in computing year-end values.

(2) Mr. Hammes' right to exercise the options expired on May 29, 1997, pursuant to the agreement entered into with Mr. Hammes on February 28, 1997. The options expired by their terms unexercised on May 29, 1997.

(3) Mr. van den Bergh was paid in lieu of the vested options that were in-the-money on August 27, 1997, pursuant to the agreement entered into with Mr. van den Bergh as of June 30, 1997. The options were allowed to expire by their terms unexercised on September 30, 1997.

(4) Mr. Kaplan's right to exercise the options expired on November 30, 1997, pursuant to the agreement entered into with Mr. Kaplan as of August 31, 1997. The options expired by their terms unexercised on November 30, 1997.

                    EMPLOYMENT AGREEMENTS AND TERMINATION OF
                            EMPLOYMENT ARRANGEMENTS

     The Company has an employment agreement with Mr. Levin effective for the term October 1, 1997 through December 31, 2000. Pursuant to the Company Merger Agreement, the Company will not have any responsibility for the Company's obligations under Mr. Levin's employment agreement following consummation of the Holdings Merger, except for payment of the transaction bonus described below. The employment agreement provides for a base salary of $1,000,000 per annum, and participation in the Incentive Plan with a 100% target bonus opportunity. The employment agreement with Mr. Levin also provides for, among other things, participation in the Company's other benefit plans, certain pension benefits and payments upon death, disability, termination without cause and change of control of the Company. Upon a termination of employment without cause, Mr. Levin would be entitled, among other things, to receive payments equal to base salary for the balance of the term of the agreement (but in any event not less than one year). Upon a change of control, Mr. Levin would be entitled to a lump sum payment equal to base salary and target bonus payable for the remainder of the term. In addition, Mr. Levin's employment agreement provides for a gross-up for certain excise taxes resulting from payments and benefits under the employment agreement. Pursuant to the employment agreement, Mr. Levin is entitled to a transaction bonus equal to 1.5% of the enterprise value of certain divestitures, up to a maximum aggregate amount of $1.5 million. The consummation of the sale of Coleman Safety & Security Products, Inc. would result in a transaction bonus payable to Mr. Levin of $1.5 million.

     The Company has an employment agreement with Mr. Shapiro effective for the term July 1, 1997 through June 30, 2000. Pursuant to the Company Merger Agreement, the Company will not have any responsibility for the Company's obligations under Mr. Shapiro's employment agreement following consummation of the Holdings Merger. The employment agreement provides for a base salary of $350,000 per annum, and participation in the Incentive Plan with a 70% target bonus opportunity. The employment agreement with Mr. Shapiro also provides for, among other things, participation in the Company's other benefit plans and payments upon death, disability, termination without cause and change of control of the Company. Upon a termination of employment without cause, Mr. Shapiro would be entitled, among other things, to receive payments equal to base salary for the balance of the term of the agreement (but in any event not less than one year). Upon a change of control, Mr. Shapiro would be entitled to a lump sum payment equal to base salary and target bonus payable for the remainder of the term. In addition, Mr. Shapiro's employment agreement provides for a gross-up for certain excise taxes resulting from payments and benefits under the employment agreement.

     The Company has an employment agreement with Mr. McEvoy effective for the term January 1, 1996 through December 31, 1998. Pursuant to the employment agreement, Mr. McEvoy is paid a base salary of $200,000 per annum, and is entitled to participate in the Incentive Plan with a 70% target bonus opportunity. The employment agreement with Mr. McEvoy also provides for, among other things, participation in the Company's other benefit plans and payments upon death, disability, termination without cause and, subject to certain conditions, change of control of the Company. Upon a termination of employment without cause, or termination of employment upon a change of control, Mr. McEvoy would be entitled, for two years, among other things, to receive payments equal to base salary and target bonus and to participate in the Company's medical plans. In addition, Mr. McEvoy's employment agreement provides for a gross-up for certain excise taxes resulting from payments and benefits under the employment agreement. In addition, in connection with the sale of Coleman Safety & Security Products, Inc., the Company and Mr. McEvoy entered into a retention agreement. Pursuant to such retention agreement, Mr. McEvoy will receive, among other things, a special bonus for one year in an amount equal to Mr. McEvoy's base salary, provided that if Mr. McEvoy becomes entitled to severance payments under his employment contract as a result of a termination of employment within three months of a sale of Coleman Safety & Security Products, Inc., the severance payments to Mr. McEvoy under his employment agreement will be reduced by the payments of the special bonus.

     Mr. Goldman had two employment agreements with the Company which became effective November 1, 1994 and terminated December 31, 1997. Under the agreements, which had identical material terms, Mr. Goldman's base salary was $250,000 per year, and Mr. Goldman was eligible for a discretionary incentive payment each year.

     Mr. Hammes had an employment agreement with the Company effective January 1, 1996, which provided for, among other things, a base salary of $700,000 per annum. Mr. Hammes' employment was terminated

February 28, 1997. Effective such date, Mr. Hammes' entered into a severance agreement with the Company having a severance period of two years. Pursuant to the severance agreement, Mr. Hammes is entitled to, among other things, severance payments during the severance period at the rate of $700,000 per annum, and continued participation in the Company's medical plans during the severance period, and is entitled to certain pension payments beginning March 1, 1999. In addition, pursuant to the severance agreement, Mr. Hammes was paid a lump sum payment during 1997 of $450,000 and is entitled to another $450,000 lump sum payment at the end of the severance period.

     Mr. van den Bergh had an employment agreement with the Company effective as of May 1, 1996, which provided for, among other things, a base salary of $500,000 per annum. Mr. van den Bergh's employment was terminated effective June 30, 1997. Effective such date, Mr. van den Bergh entered into a severance agreement with the Company having a severance period of one year. Pursuant to the severance agreement, Mr. van den Bergh was paid two lump sum payments during 1997 totaling $550,000 and is entitled to, among other things, continued participation in the Company's medical plans during the severance period.

     Mr. Kaplan had an employment agreement with the Company effective as of August 1, 1996, which provided for, among other things, a base salary of $280,000 per annum. Mr. Kaplan's employment was terminated effective August 1, 1997. Effective such date Mr. Kaplan entered into a severance agreement with the Company having a severance period of two years. Pursuant to the severance agreement, Mr. Kaplan is entitled to, among other things, severance payments during the severance period at the rate of $426,000 per annum, and continued participation in the Company's medical plans during the severance period.


         REPORT ON EXECUTIVE COMPENSATION BY THE COMPENSATION COMMITTEE

     The Compensation Committee is comprised entirely of directors who are not officers or employees of the Company. The Compensation Committee is composed of Messrs. Robinson (Chairman), Drapkin and Slovin, and Ms. Jordan. The Compensation Committee is responsible for:

     o Reviewing and approving the salary and annual incentive compensation of the Company's executive officers;

     o Reviewing, approving or modifying performance standards against which annual incentive compensation awards will be made for executive officers;

     o Reviewing, approving or modifying annual incentive compensation awards for executive officers;

     o Reviewing, approving or modifying stock option awards for all employees, including executive officers;

     o Reviewing, approving or modifying supplemental benefit or compensation plans which are available to designated executives;

     o Reviewing and recommending to the Board of Directors changes to current executive officer benefit plans or the adoption of new executive compensation programs requiring shareholder approval; and

     o Reviewing and acting as appropriate on any other issues relating to executive compensation and brought to the Compensation Committee by the Chairman for its consideration.

COMPENSATION PHILOSOPHY

     In 1994, the compensation philosophy for the Company was developed and adopted. The philosophy includes the following principles:

     o Support the achievement of the Company's desired financial performance and return to shareholders;

     o Provide compensation that will attract and retain the required high level talent; and

     o Align executive officers' interests with the Company's success by linking both annual incentive compensation and long-term incentive compensation, in the form of stock option and/or stock appreciation rights awards, with the Company's success in achieving performance goals.

     The executive compensation philosophy for the Company, as approved and adopted by the Compensation Committee, provides for an overall level of potential compensation opportunity that, if aggressive financial goals are achieved and superior shareholder returns are realized, will be at a 75th percentile level of competitiveness with consumer products companies of comparable size. To determine pay level opportunities, the Compensation Committee consulted with outside consultants and with the Company's officer responsible for human resources.

     The Compensation Committee intends, over time, to set salaries in a manner consistent with the foregoing. Annual incentive and stock option opportunities are intended to be set above predicted competitive norms. Actual individual compensation levels may be greater or lesser than median competitive levels, based upon annual and long-term Company performance. The Compensation Committee, at its discretion, sets executive compensation at levels which it judges are justified by external, internal and other circumstances.

COMPLIANCE WITH FEDERAL TAX LEGISLATION

     The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Internal Revenue Code of 1986, as amended (the 'Code'), which generally precludes the Company and other public companies from taking a tax deduction for compensation over $1 million which is not 'performance-based' and is paid, or otherwise taxable, to executives named in the Summary Compensation Table and employed by the Company at the end of the applicable tax year. The Company attempts to preserve as much deduction as possible without undercutting the compensation objectives set forth above. Each director on the Compensation Committee is an 'outside director' within the meaning of Section 162(m) of the Code.

BASE COMPENSATION

     During 1997, the base compensation of each executive officer was reviewed and compared to median levels of competitiveness for similarly sized consumer products companies. The Company has adopted the practice of base compensation increases for executive officers based on an annual review of the executive performance and to adjust compensation to keep it approximately to the standard described above.

ANNUAL CASH INCENTIVE COMPENSATION

     The Chief Executive Officer was paid a bonus based on the targets in the Incentive Plan, even though a certain condition to payment of the target bonus was not satisfied. The other named executive officers who were employed by Coleman at the end of the year were also paid a bonus based on the same criteria. During 1997, no bonus was paid to the former Chief Executive Officer. The bonuses were paid to recognize the substantial progress made in the restructuring of Coleman.

LONG TERM INCENTIVES

     In 1997, the Compensation Committee approved option grants to the Chief Executive Officer of 200,000 shares on February 11, 1997, at an exercise price of $12.25 and 300,000 shares on April 14, 1997 at an exercise price of $14.00. It also approved grants totaling in the aggregate 160,000 shares to the other named executive officers employed by the Company at the end of 1997. The Compensation Committee believes that these grants, which were primarily made in the first half of 1997, provide an appropriate link between the interests of executives with those of the Company's shareholders.


OTHER BENEFITS

     The Company provides medical and retirement benefits to executive officers that are generally available to Company salaried employees, including participation in medical and dental benefit plans, a qualified 401(k) employee savings plan and a qualified defined benefit retirement plan. In addition, the Company provides certain executive officers and key management employees a nonqualified benefit equalization plan which is designed to make up for benefits that would otherwise be lost due to various tax limitations. The Company's benefit plans are intended to provide a median level of benefits when compared to similarly sized consumer products companies. The Company also provides certain executive officers with certain executive perquisites which may be deemed to be a personal benefit or constitute compensation to such executive officers, including (for example) car allowances and reimbursements, and club membership dues.

     The Compensation Committee believes the executive compensation philosophy and programs are appropriate and serve the interests of the shareholders and the Company.

                                          Compensation Committee:
                                          James D. Robinson, Chairman
                                          Donald G. Drapkin
                                          Ann D. Jordan
                                          Bruce Slovin

                CUMULATIVE SHAREHOLDER RETURN PERFORMANCE GRAPH

     The graph set forth below presents a comparison of cumulative shareholder return for the Company Common Stock for the five year period December 31, 1992 through December 31, 1997, on an indexed basis, as compared with the S&P Midcap 400 stock index and a selected peer group of companies.

     The group of companies selected for the peer group represents a portfolio of companies which share certain characteristics considered relevant to the earnings performance and related cumulative shareholder return for the Company Common Stock. Selection of the peer group for the performance line was impacted by the fact that many of the Company's direct competitors are privately held or are subsidiaries of much larger public companies. Selection criteria applied in formulating the group of 12 companies, each of whose stock is publicly traded, required each company to share one or more of the following characteristics representative of the Company: (a) competitors with the Company in one or more of its product lines; (b) companies which serve mass merchandisers and their customers; (c) companies offering strong brand name consumer products; and (d) companies serving recreational products consumers.

     The 12 companies selected as the peer group are as follows: Johnson Worldwide Associates, Inc.; Anthony Industries, Inc.; Huffy Corporation; Kellwood Company (parent of American Recreation Products, Inc.); Russell Corporation; Snap-on Tools Corporation; Sunbeam; Brunswick Corporation; V.F. Corporation (parent of JanSport, Inc.); Newell Co.; Rubbermaid Incorporated; and Cooper Industries, Inc.

                         STOCK PRICE PERFORMANCE GRAPH


                                     [GRAPH]

                        1992      1993      1994      1995      1996     1997
                        ----      ----      ----      ----      ----     ----
Coleman (NYSE:CLN)       100        98       123       123        96      113
S&P MidCap 400           100       114       110       143       171      226
Peer Group               100       107       100       106       124      160



                                 PENSION PLANS

     Retirement Plan. The Company participates in the New Coleman Company, Inc. Retirement Plan for Salaried Employees (the 'Salaried Pension Plan') which replaced a prior plan that was terminated on June 30, 1989. Participants in the Salaried Pension Plan include participants under the prior plan and certain salaried exempt employees who are at least 21 years old and have completed at least one year of service with the Company.

     Benefits to participants vest fully after five years of Vesting Service (as defined in the Salaried Pension Plan) and such benefits are determined primarily by a formula based on the average of the five consecutive years of greatest compensation earned during the last ten years of the participant's service to the Company, and the number of years of service attained by the individual participant. Such compensation is composed primarily of regular base salary and contributions to qualified deferred compensation plans and does not include amounts paid pursuant to the Company's annual cash incentive compensation plans. Participants make no contributions to the Salaried Pension Plan.

     Excess Benefit Plan. The Company participates in the New Coleman Holdings Inc. Excess Benefit Plan (the 'Excess Benefit Plan') for designated employees who are participants in the Salaried Pension Plan and whose retirement income from the Salaried Pension Plan in the form of payment to be made under the Salaried Pension Plan exceeds the maximum permissible under the Employee Retirement Income Security Act, as amended, and certain Code provisions. The Excess Benefit Plan supplements the Salaried Pension Plan by providing additional retirement benefits to its participants in excess of the maximum amount permitted under the Salaried Pension Plan, which benefits generally are payable in conjunction with payments made under the Salaried Pension Plan. Benefits payable under the Excess Benefit Plan have been included in the estimated annual benefits payable listed on the table following discussion of the Consolidated Supplemental Retirement Plan. The Excess Benefit Plan was amended and restated effective January 1, 1995 to add a provision allowing annual cash incentive compensation plan payments to designated participants to be included as compensation in the formula used to determine benefits under the Excess Benefit Plan. Thirteen executives participated in this feature of the Excess Benefit Plan during 1997.

     Consolidated Supplemental Retirement Plan. In addition to the obligation of the Company under the Salaried Pension Plan and the Excess Benefit Plan, the

Company had committed to provide other supplemental retirement benefits solely for Mr. Hammes, including credit for additional years of service and certain other formula changes. Pursuant to an agreement entered into with Mr. Hammes in February 1997, discussed above, Mr. Hammes is no longer a participant in the Consolidated Supplemental Retirement Plan.

     The following table shows estimated annual benefits payable under the Salaried Pension Plan and the Excess Benefit Plan, and reflects the straight life benefit form of payment for employees, assumes normal retirement at age 65, and reflects deductions for Social Security and other offset amounts:

                                 ESTIMATED ANNUAL PENSION
                  -------------------------------------------------------
FINAL AVERAGE      10 YEARS       20 YEARS       30 YEARS       35 YEARS
  EARNINGS        OF SERVICE     OF SERVICE     OF SERVICE     OF SERVICE
-------------     ----------     ----------     ----------     ----------
 $   100,000       $  15,896      $  31,792     $   47,688     $   55,636
     200,000          35,896         71,792        107,688        125,636
     300,000          55,896        111,792        167,688        195,636
     400,000          75,896        151,792        227,688        265,636
     500,000          95,896        191,792        287,688        335,636
     600,000         115,896        231,792        347,688        405,636
     700,000         135,896        271,792        407,688        475,636
     800,000         155,896        311,792        467,688        545,636
     900,000         175,896        351,792        527,688        615,636
   1,000,000         195,896        391,792        587,688        685,636
   1,100,000         215,896        431,792        647,688        755,636
   1,200,000         235,896        471,792        707,688        825,636
   1,300,000         255,896        511,792        767,688        895,636
   1,400,000         275,896        551,792        827,688        965,636
   1,500,000         295,896        591,792        887,688      1,035,636
   1,600,000         315,896        631,792        947,688      1,105,636
   1,700,000         335,896        671,792      1,007,688      1,175,636
   1,800,000         355,896        711,792      1,067,688      1,245,636

     Benefits under the Salaried Pension Plan are payable upon normal retirement at age 65, and at age 55 following vested termination, disability, and death. A participant may elect to commence early benefit payments at any time after the participant's 55th birthday or may retire with 30 years of Vesting Service at amounts reduced from those payable upon normal retirement age. As of December 31, 1997, credited years of service for each of the individuals listed on the Summary Compensation Table are as follows: Mr. Levin, 8.7 years; Mr. Ramon, 4.6 years; Mr. Goldman, 4 years; Mr. Stearns, 21.2 years; Mr. McEvoy, 3.8 years; Mr. Hammes, 3.4 years; Mr. van den Bergh, zero years; and Mr. Kaplan, 1.1 years. In accordance with Mr. Hammes' termination of employment agreement (see Employment Agreements and Termination of Employment Arrangements), discussed above, Mr.

Hammes will be entitled to receive a pension of $15,110 per month commencing March 1, 1999.

     Pursuant to the Company Merger Agreement, from and after the effective time of the Holdings Merger, Sunbeam has agreed to allow Company employees to participate in Sunbeam benefit plans on substantially the same basis as similarly situated Sunbeam employees, and has also agreed to cause the Company to continue its employee benefit plans for a period of at least six (6) months following such date. Sunbeam has also agreed to give Company employees full credit for purposes of eligibility and vesting of benefits and benefit accrual for service with the Company and its affiliates prior to the effective time of the Holdings Merger, provided, however, that no such crediting of service results in duplication of benefits.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information concerning beneficial ownership, as of the close of business on March 3, 1998, of the Company's Common Stock by its 5% beneficial owners, directors, Chief Executive Officer and the next four most highly-compensated executives, and of directors and executive officers as a group.

                                                                                   SHARES OF          PERCENTAGE
                                                                              COMPANY COMMON STOCK     OF CLASS
NAME AND ADDRESS OF BENEFICIAL OWNER                                           BENEFICIALLY OWNED     OUTSTANDING
---------------------------------------------------------------------------   --------------------    -----------
Ronald O. Perelman ........................................................        44,067,520(1)           82%
  35 East 62nd Street
  New York, New York 10021
Sunbeam Corporation .......................................................        44,067,520(2)           82%
  1615 South Congress Avenue, Suite 200
  Delray Beach, Florida 33445
Donald G. Drapkin..........................................................            30,000(3)           *
Frank Gifford..............................................................                 0              *
Lawrence M. Jones..........................................................            40,512              *
Ann D. Jordan..............................................................                 0              *
Jerry W. Levin.............................................................           373,000(4)           *
John A. Moran..............................................................            10,000              *
James D. Robinson..........................................................                 0              *
Bruce Slovin...............................................................            52,600(5)           *
William H. Spoor...........................................................             6,000(6)           *
David A. Ramon.............................................................           100,000(7)           *
Mark Goldman...............................................................                 0              *
David K. Stearns...........................................................            25,342(8)           *
Patrick McEvoy.............................................................                 0              *
Michael N. Hammes..........................................................                 0(9)           *
Steven Kaplan..............................................................                 0(9)           *
Frederik van den Bergh.....................................................            11,000(9)           *
All Directors and Executive Officers as a Group (21 persons) ..............        44,768,474(10)          83%

------------------
 * Less than 1%.
 (1) Substantially all of the shares owned are pledged to secure obligations of Coleman Worldwide and CLN Holdings and shares of intermediate holding companies are or from time to time may be pledged to secure obligations of MacAndrews & Forbes Holdings Inc. or its affiliates.
 (2) The Statement on Schedule 13D filed by Sunbeam on March 9, 1998 indicates that Sunbeam may be deemed to be the beneficial owner of 44,067,520 shares by reason of its execution of the Holdings Merger Agreement.
 (3) Includes 10,000 shares owned by trusts for the benefit of Mr. Drapkin's children and as to which beneficial ownership is disclaimed.
 (4) Includes 2,000 shares owned by trusts for the benefit of Mr. Levin's children and as to which beneficial ownership is disclaimed. Includes

     350,000 shares which may be acquired within 60 days pursuant to stock options.
 (5) Includes 46,300 shares held in trust for family members and as to which beneficial ownership is disclaimed.
 (6) Includes 4,000 shares held in trust for the benefit of Mr. Spoor pursuant to the IDS Bank & Trust, Trustee, The Pillsbury Company 401(k) Savings Plan.
 (7) Includes 100,000 shares which may be acquired within 60 days pursuant to stock options.
 (8) Includes 520 shares held by Mr. Stearns' spouse and as to which beneficial ownership is disclaimed. Includes 20,720 shares which may be acquired within 60 days pursuant to stock options.
 (9) No current information is available as to share ownership. Reflects information in the Company's records as of the date of termination of employment.
(10) Includes an additional 52,500 shares which may be acquired by directors and executive officers as a group within 60 days pursuant to stock options. Excludes 1,002,380 shares which may be acquired by directors and executive officers pursuant to stock options which will vest and become exercisable upon consummation of the Holdings Merger.

                SOURCE AND AMOUNT OF FUNDS FOR CHANGE IN CONTROL

     Upon consummation of the Holdings Merger, Sunbeam will have acquired control of the Company. The total amount of funds and other consideration required by Sunbeam to consummate the Holdings Merger is $159,956,756 in cash and 14,099,749 shares of Sunbeam Common Stock (collectively, the 'Holdings Merger Consideration'). Sunbeam expects to obtain the cash portion of the Holdings Merger Consideration from a combination of new revolving and term credit facilities and the issuance of other debt securities that are expected to be issued by Sunbeam concurrently with the closing of the Holdings Merger. Sunbeam has made no decision with respect to repayment or refinancing of such indebtedness and may repay such indebtedness out of its internally generated funds or from proceeds of a subsequent financing. Any decisions with respect to such repayment or refinancing will be made based on a review from time to time of the advisability of particular transactions, as well as on prevailing interest rates and financial and economic conditions.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Relationship with MacAndrews & Forbes. Ronald O. Perelman, through MacAndrews & Forbes Holdings Inc. ('MacAndrews Holdings') which is wholly owned by Mafco (together with MacAndrews Holdings, 'MacAndrews & Forbes'), beneficially owns indirectly approximately 82% of Coleman's Common Stock. Due to its stock ownership, MacAndrews & Forbes controls Coleman and is able to elect the entire board of directors. On February 27, 1998, the Holdings Merger Agreement and the Company Merger Agreement were executed as described in further detail above. As a result of the Holdings Merger, CLN Holdings will become a wholly owned subsidiary of Sunbeam and Sunbeam will become the indirect owner of approximately 82% of the outstanding Coleman Common Stock. Additionally, upon consummation of the Holdings Merger, all of the current members of Coleman's board of directors will resign from their positions as directors and the five Sunbeam Designees will become directors of the Company.

     MacAndrews & Forbes is a diversified holding company with interests in several industries. The principal executive offices of MacAndrews & Forbes are located at 35 East 62nd Street, New York, New York 10021.

     Cross-Indemnification Agreement. Coleman and New Coleman Holdings Inc. ('New Coleman Holdings') are parties to a cross-indemnification agreement (the 'Cross-Indemnification Agreement'), pursuant to which Coleman has agreed to indemnify New Coleman Holdings against all liabilities related to the outdoor products business transferred to Coleman, and New Coleman Holdings has agreed to indemnify Coleman and its immediate corporate parent against all liabilities of New Coleman Holdings other than liabilities related to the outdoor products business transferred to Coleman. The liabilities that Coleman will indemnify New Coleman Holdings against include (i) asserted and potential product liability claims arising out of products manufactured or sold by the outdoor products business, and (ii) asserted and potential environmental claims and liabilities related to facilities currently or formerly owned or used by the outdoor products business.

     Tax Sharing Agreement. Coleman is included in the consolidated tax group of which Mafco is the common parent and Coleman's tax liability will be included in the consolidated Federal income tax liability of Mafco. Coleman is also included in certain state and local tax returns of Mafco or its affiliates. Coleman participates in a Tax Sharing Agreement (the 'Tax Sharing Agreement') pursuant to which it pays to Coleman Worldwide amounts equal to the taxes that Coleman would otherwise have to pay if it were to file separate Federal, state or local income tax returns (including any amounts determined to be due as a result of a redetermination of the tax liability of Mafco arising from an audit or otherwise). Under Federal law, Coleman is subject to liability for the consolidated Federal income tax liabilities of the consolidated group of which Mafco is the common parent, for any taxable period during which Coleman or a subsidiary is a member of that consolidated group. Mafco has agreed, however, to indemnify Coleman for any such Federal income tax liability (and certain state and local tax liabilities) of Mafco or any of its subsidiaries that Coleman is actually required to pay. Because the payments to be made by Coleman under the Tax Sharing Agreement are determined by the amount of taxes that Coleman would otherwise have to pay if it were to file separate Federal, state or local income tax returns, the Tax Sharing Agreement will benefit Mafco to the extent that Mafco can offset the taxable income generated by Coleman against losses and tax credits generated by Mafco and its other subsidiaries.

Following the consummation of the Holdings Merger, Coleman will no longer be included in the Mafco consolidated tax group. The Tax Sharing Agreement will be terminated on the date of the Holdings Merger. The Holdings Merger Agreement provides for certain tax indemnities and tax sharing payments with respect to Mafco, Coleman and their respective affiliates.

     Insurance Programs. Coleman is insured under policies maintained by MacAndrews & Forbes or its affiliates, including health and life insurance, workers compensation, and liability insurance. The Company's expense represents its expected costs for self-insured retentions and premiums for excess coverage insurance. For 1997, such expense, including the Company's allocable share of premiums for such insurance, was approximately $13.3 million. Management believes that the terms for such insurance are at least as favorable as terms that could be obtained by the Company were it separately insured.

     Services Provided by and to Other Affiliates. From time to time, Coleman purchases from affiliates, at negotiated rates, specialized accounting and other services. Coleman also provides at negotiated rates specialized accounting services and other services to an affiliate. The net expense for such services was approximately $400,000 during 1997. Coleman believes that the terms of such arrangements are at least as favorable to Coleman as those it could have negotiated with nonaffiliated parties. In addition, certain employees of the Company have been paid by MacAndrews & Forbes or other affiliates of the Company, and the Company reimburses such affiliates for the compensation expense for such employees.

     Purchases of Inactive Subsidiaries. During the first quarter of 1997, Coleman purchased an inactive subsidiary from an affiliate for approximately $1.0 million, plus a portion of certain tax benefits to the extent such benefits are realized by Coleman. During the fourth quarter of 1997, Coleman purchased an inactive subsidiary from an affiliate for which the Company agreed to pay 50% of the tax benefits realized by Coleman when and if such benefits are realized.

Coleman expects to realize certain tax benefits from the tax losses of such subsidiaries.

     Office Lease. Coleman subleases its office space in New York City from an affiliate. The rent paid by Coleman represents the allocable portion, based on the space leased, of the rent paid by the affiliate to its third party landlord. The expense for such rent during 1997 was approximately $158,000. Coleman believes that the terms of the sublease are at least as favorable to Coleman as those it could have negotiated with nonaffiliated parties.

     Pension Plans. New Coleman Holdings maintains pension and other retirement plans in various forms covering employees of Coleman who meet eligibility requirements. New Coleman Holdings also has an unfunded excess benefit plan covering certain of Coleman's U.S. employees whose benefits under the plans described above are limited by provisions of the Code. Coleman pays to New Coleman Holdings its allocable costs of maintaining such plans for Coleman's employees. As part of the consummation of the Holdings Merger, such pension and other benefits plans will be assigned to and assumed by Coleman.

     Other Arrangements. At the beginning of 1995, Mr. McEvoy, an Executive Vice President of Coleman, had a noninterest-bearing loan from Coleman in the amount of $63,333. At the end of 1997, the principal balance of the loan was $0.

     During 1997, Coleman purchased licensing services from an affiliate, for which it paid approximately $650,000.

     During 1997, Coleman sold products to an affiliate, for which it received approximately $900,000.

     During 1997, Coleman used an airplane owned by a corporation of which a director of Coleman is a stockholder, for which Coleman paid approximately $158,000.

     During 1997, a subsidiary of Coleman paid approximately $254,000 for warehouse space leased from a real estate partnership in which Mr. Goldman, an Executive Vice President of Coleman, and three other immediate family members of Mr. Goldman's are partners. A manufacturing business owned by Mr. Goldman's father contracted with Coleman's subsidiary for the manufacture of goods sold to the subsidiary, for which the subsidiary paid approximately $2.6 million during 1997. Pursuant to the agreement by which Coleman acquired the Eastpak business, Mr. Goldman is entitled to certain additional payments from Coleman upon Eastpak achieving certain operating targets. In accordance with such agreement, a final additional payment of $12.0 million was paid to Mr. Goldman for 1997 financial performance.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10 percent of the Company Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission.


     Based solely on the Company's review of the reporting forms received by it, the Company believes that for 1997 all such filing requirements were satisfied.

                            ------------------------

                                                       THE COLEMAN COMPANY, INC.

March 18, 1998